SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 20 November 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc announces ADR Ratio Change

20 November 2015

BT Group plc (LSE: BT, NYSE: BT), one of the world's leading telecommunications services providers, announces an intended ratio change to its NYSE-listed American Depositary Receipt ("ADR") programme.

The ratio will change from the current one ADR per ten ordinary shares to one ADR per five ordinary shares. The anticipated effective date for the ratio change is 8 December 2015. To implement the change, ADR holders on the record at the close of business on 30 November 2015 will receive two ADRs for every one ADR held. The new ADRs are expected to be distributed on or around 11 December 2015. There will be no change to the underlying ordinary shares and no action is required by ADR holders.

These changes to the ADR ratio will bring the ADR price broadly in line with the market average.

JPMorgan Chase Bank has been appointed to remain as depositary bank for the ADR programme.

ENDS

For further information, please contact:

BT Investor Relations
Tel: +44 20 7356 4909
Email: ir@bt.com

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York. For more information, visit www.btplc.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 20 November 2015